Exhibit 7
Form of Side Letter
December ___, 2005
iPayment Holdings, Inc.
c/o 40 Burton Hills Boulevard, Suite 415
Nashville, Tennessee 37215
Attn: Gregory Daily and Carl Grimstad
Exchange Agreement
     Reference is made to the Exchange Agreement (the “Exchange Agreement”), dated as of the date hereof, between iPayment Holdings, Inc. (“Parent”), Gregory S. Daily (“GSD”) and Carl A. Grimstad (“CAG”), pursuant to which each of GSD and CAG has agreed, subject to the terms and conditions set forth in the Exchange Agreement, to (i) contribute all of his shares of common stock (“Company Stock”) of iPayment, Inc. (the “Company”) to Parent in exchange for shares of common stock (“Parent Stock”) of Parent and (ii) cause certain other persons to contribute shares of Company Stock to Parent in exchange for shares of Parent Stock.
     The undersigned hereby represents, warrants and covenants to Parent as follows:
     1. The undersigned owns the number of shares of Company Stock set forth opposite the name of the undersigned on Annex [A][B] of the Exchange Agreement.
     2. The undersigned will contribute such shares of Company Stock to Parent, free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature, in exchange for shares of Parent Stock, on the terms and subject to the conditions set forth in the Exchange Agreement.
     This letter constitutes the legally binding commitment of the undersigned, to be governed by and construed in accordance with the laws of the State of New York (without regard to the principles or rules of conflicts of laws thereof to the extent that such principles or rules would require the application of the laws of another jurisdiction).

Sincerely,

By:

Name: Title:
ACCEPTED AND AGREED
on behalf of iPayment Holdings, Inc.
as of December ___, 2005

By:

Name: Gregory S. Daily Title: President